EXHIBIT 99.13
                                                                   -------------


NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENCE TO CLAIM OTHERWISE. THIS SHORT FORM PROSPECTUS CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. THESE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR ANY STATE SECURITIES LAWS. ACCORDINGLY, THESE SECURITIES MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO A U.S. PERSON (AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE 1933 ACT) EXCEPT IN TRANSACTIONS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS. THIS SHORT FORM PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES WITHIN THE UNITED STATES OF AMERICA. SEE "PLAN OF DISTRIBUTION".

                              SHORT FORM PROSPECTUS

NEW ISSUE                                                     November 28, 2003

                               [GRAPHIC OMITTED]
                        [LOGO - VERMILION ENERGY TRUST]

                                   $77,550,000
                              5,500,000 TRUST UNITS

         This short form prospectus qualifies for distribution 5,500,000 trust units ("Trust Units") of Vermilion Energy Trust (the "Trust"). The outstanding Trust Units are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "VET.UN." The TSX has conditionally approved the listing of the Trust Units distributed under this short form prospectus subject to the Trust fulfilling all of the listing requirements of the TSX on or before February 23, 2004. On November 27, 2003, the closing price of the Trust Units on the TSX was $14.18 per Trust Unit. The offering price of the Trust Units offered hereunder was determined by negotiation between Vermilion Resources Ltd. ("VRL"), on behalf of the Trust, and CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation, Scotia Capital Inc. and FirstEnergy Capital Corp. (collectively, the "Underwriters").

                       ---------------------------------------------------
                                  PRICE: $14.10 PER TRUST UNIT
                       ---------------------------------------------------

                                 PRICE            UNDERWRITERS' FEE       NET PROCEEDS TO THE TRUST(1)(2)
                                 -----            -----------------       -------------------------------
Per Trust Unit.........          $14.10                $0.705                         $13.395
Total Offering.........       $77,550,000            $3,877,500                     $73,672,500

NOTES:

(1) Before deducting expenses of the offering estimated to be $300,000, which will be paid from the general funds of the Trust.
(2) The Trust has granted to the Underwriters an option (the "Underwriters' Option") to purchase up to an additional 550,000 Trust Units on the same terms as set forth above exercisable, in whole or in part, at any time until 48 hours prior to closing, which additional Trust Units are qualified for distribution under this prospectus. If the Underwriters' Option is exercised in full, the total offering, the Underwriters' Fee and the Net Proceeds to the Trust will be $85,305,000, $4,265,250 and $81,039,750, respectively.


         The Underwriters, as principals, conditionally offer the Trust Units for sale, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust by Macleod Dixon LLP and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP.

         Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. It is expected that certificates representing Trust Units will be available for delivery at the closing of this offering, which is expected to occur on or about December 10, 2003, or such other date as may be agreed to by the Trust and the Underwriters (but in no event later than December 31, 2003). It is anticipated that the offering will close on or prior to December 31, 2003, which is the record date for the distribution by the Trust to holders of Trust Units ("Unitholders") payable on January 15, 2004. Accordingly, provided the offering closes on or prior to December 31, 2003, subscribers who complete their purchase of Trust Units from the Underwriters and continue to own such Trust Units on December 31, 2003 will be eligible to receive the distribution of the Trust payable on January 15, 2004. THE TRUST HAS DECLARED A DISTRIBUTION OF $0.17 PER TRUST UNIT TO BE PAID ON DECEMBER 15, 2003 TO UNITHOLDERS OF RECORD ON NOVEMBER 28, 2003. PURCHASERS OF TRUST UNITS

PURSUANT TO THIS OFFERING WILL NOT BE ELIGIBLE TO RECEIVE THE DISTRIBUTION PAYABLE ON DECEMBER 15, 2003. See "Distributions to Unitholders". The Underwriters may over-allot and effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market. See "Plan of Distribution".

         EACH OF CIBC WORLD MARKETS INC., BMO NESBITT BURNS INC. AND TD SECURITIES INC. IS, DIRECTLY OR INDIRECTLY, A WHOLLY-OWNED SUBSIDIARY OF A CANADIAN CHARTERED BANK (COLLECTIVELY, THE "BANKS") WHICH IS A LENDER TO VRL AND TO WHICH VRL IS PRESENTLY INDEBTED. CONSEQUENTLY, THE TRUST MAY BE CONSIDERED TO BE A CONNECTED ISSUER OF EACH OF THESE UNDERWRITERS FOR THE PURPOSES OF CANADIAN SECURITIES LAWS. SEE "RELATIONSHIP BETWEEN THE TRUST'S BANKERS AND CERTAIN UNDERWRITERS". THE NET PROCEEDS OF THE OFFERING WILL BE USED TO FUND THE TRUST'S CAPITAL EXPENDITURE AND ACQUISITION PROGRAM AND FOR GENERAL PURPOSES. IN THE INTERIM, THE NET PROCEEDS OF THE OFFERING WILL BE USED TO REPAY A PORTION OF THE OUTSTANDING INDEBTEDNESS OF VRL TO SUCH BANKS. SEE "USE OF PROCEEDS".

                                TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS.....................................................1
DOCUMENTS INCORPORATED BY REFERENCE............................................2
VERMILION ENERGY TRUST.........................................................3
RECENT DEVELOPMENTS............................................................4
USE OF PROCEEDS................................................................4
CONSOLIDATED CAPITALIZATION....................................................5
DETAILS OF THE OFFERING........................................................5
PLAN OF DISTRIBUTION...........................................................6
RISK FACTORS...................................................................7
RELATIONSHIP BETWEEN THE TRUST'S BANKERS AND CERTAIN UNDERWRITERS..............8
DISTRIBUTIONS TO UNITHOLDERS...................................................9
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS.....................................9
ELIGIBILITY FOR INVESTMENT....................................................12
LEGAL MATTERS.................................................................12
INTERESTS OF EXPERTS..........................................................12
AUDITORS, TRANSFER AGENT AND REGISTRAR........................................12
consent  12
PURCHASERS' STATUTORY RIGHTS..................................................13
SCHEDULE A UNAUDITED PRO FORMA FINANCIAL STATEMENTS..........................A-1
CERTIFICATE OF the TRUST.....................................................C-1
CERTIFICATE OF THE UNDERWRITERS..............................................C-2

                           FORWARD-LOOKING STATEMENTS

         Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

         In particular, this short form prospectus, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

     o   the quantity of the oil and natural gas reserves;

     o   oil and natural gas production levels;

     o   projections of market prices and costs;

     o   supply and demand for oil and natural gas;

     o expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and

     o   treatment under governmental regulatory regimes.

         The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus:

     o   volatility in market prices for oil and natural gas;

     o   liabilities inherent in oil and gas operations;

     o   uncertainties associated with estimating oil and natural gas reserves;

     o competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

     o   incorrect assessments of the value of acquisitions;

     o   geological, technical, drilling and processing problems;

     o fluctuations in foreign exchange or interest rates and stock market volatility;

     o changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; and

     o   the other factors discussed under "Risk Factors".

         These factors should not be construed as exhaustive. The Trust undertakes no obligation to publicly update or revise any forward-looking statements.

        All references are to Canadian dollars unless otherwise stated.

                       DOCUMENTS INCORPORATED BY REFERENCE

         INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of VRL at Suite 2800, 400-4th Avenue S.W., Calgary, Alberta, T2P 0J4, telephone (403) 269-4884. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of VRL at the above-mentioned address and telephone number.

         The following documents of the Trust, filed with various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

         1. the Annual Information Form dated April 11, 2003 (the "AIF") for the year ended December 31, 2002;

         2. the audited consolidated financial statements of VRL for the years ended December 31, 2002 and 2001, together with the notes thereto and the auditors' report thereon included as Schedule A to the AIF;

         3. "Management's Discussion and Analysis" of financial results and financial condition of VRL for the year ended December 31, 2002 included on pages 48 to 58 of the AIF;

         4. the comparative unaudited consolidated financial statements of the Trust for the nine month period ended September 30, 2003; and

         5. "Management's Discussion and Analysis" of financial results and financial condition of the Trust for the nine month period ended September 30, 2003.

         Any of the following documents, if filed by the Trust with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of the offering, are deemed to be incorporated by reference in this short form prospectus:

         (a) material change reports (except confidential material change reports);

         (b)      comparative interim financial statements;

         (c) comparative financial statements for the Trust's most recently completed financial year, together with the accompanying report of the auditor; and

         (d) information circulars (excluding those portions thereof which, pursuant to National Instrument No. 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein).

         Documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that is also incorporated by reference in this short form prospectus.

                             VERMILION ENERGY TRUST

GENERAL

         The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to an amended and restated trust indenture dated as of January 15, 2003 (the "Trust Indenture") between Computershare Trust Company of Canada (the "Trustee") and VRL. The head and principal office of the Trust is located at Suite 2800, 400 - 4th Avenue, S.W., Calgary, Alberta T2P 0J4.

         The Trust was formed on December 16, 2002. As a result of the completion of a plan of arrangement on January 22, 2003 involving the Trust, VRL, Clear Energy Inc., and Vermilion Acquisition Ltd. (the "Arrangement"), former holders of common shares of VRL received Trust Units or series A exchangeable shares of VRL (the "Exchangeable Shares"), or a combination thereof, in accordance with the elections made by such shareholders, and VRL became a subsidiary of the Trust.

         In this prospectus, the term "Vermilion" refers to the Trust and its direct and indirect subsidiaries on a consolidated basis, unless the context otherwise requires.

ORGANIZATIONAL STRUCTURE OF THE TRUST

         The following diagram describes the inter-corporate relationships among the Trust and its material subsidiaries following completion of the Arrangement as well as the flow of cash from the oil and gas properties held by such subsidiaries to the Trust, and from the Trust to the Unitholders.

                               ------------------
                               |   Unitholders  |
                               -----------------
                                        |
                                        |
                               Cash Distributions
                                        |
                                        |
                                        /\
                                       /  \
                                      /    \
                                     /      \
                                    /        \
                                   /          \
                                  /  Vermilion \
                                 / Energy Trust \
           _________________\   /                \
           |                /  /__________________\
           |                      /_\           |
           |                       |            |
           |                       |            |
           |                   cash flow    investment
           |                       |            |
           |                       |            |
           |                       |           /_\
           |                 ---------------------        -------------------
           |           _____ |     Vermilion     | ______ |    Exchangeable  |
           |          |      |   Resources Ltd.  |        |    Shareholders  |
           |          |      --------------------- \      -------------------|
           |          |       |               |     \
           |          |       |               |      \
       cash flow      |       |               |       \
           |          |       |               |        \
           |          |       |               |         \
           |          |       |               |          \
           |          |       |               |           \
           |          |      100%            100%         72.2%
           |          |       |               |              \
           |          |       |               |               \
           |          |    ---------------  --------------   --------------
           |          |    |    764031   |  | Vermillion |   |  Aventura   |
           |        95.32% | Alberta Ltd.|  |  REP S.A.  |   | Energy, Inc.|
           |          |    |  (Alberta)  |  |  (France)  |   |  (Alberta)  |
           |          |    --------------   --------------   --------------
           |          |      |
           |          |      |
           |          |   4.68%
           |          |      |
           |          |      |
           |    -------------------------
           |___ |  Vermilion Resources  |
                |     (Partnership)     |
                ------------------------

SUMMARY DESCRIPTION OF THE BUSINESS

VERMILION ENERGY TRUST

         The Trust was established to acquire and hold, directly and indirectly, interests in petroleum and natural gas properties. Cash flow from the properties is flowed from VRL to the Trust by way of interest payments and principal repayments on unsecured subordinated notes issued by VRL and held by the Trust (the "Notes") and dividends declared on the common shares of VRL, and from Vermilion Resources (the "Partnership") to the Trust by way of royalty payments under a royalty agreement among VRL, 764031 Alberta Ltd., the Partnership and the Trust dated January 22, 2003 (the "Royalty Agreement").

         The Trustee may declare payable to the Unitholders all or any part of the income of the Trust. It is currently anticipated that the only income to be received by the Trust will be from the interest received on the principal amount of Notes, royalty income pursuant to the Royalty Agreement, and dividends on the common shares of VRL. The Trust makes monthly cash distributions to Unitholders of the interest income earned from the Notes, income earned under the Royalty Agreement and dividends received on the common shares of VRL, after expenses, if any, and any cash redemptions of Trust Units.

         Cash distributions are made on the 15th day of each month to Unitholders of record on the last calendar day of the immediately preceding month.

VERMILION RESOURCES LTD.

         VRL was incorporated under the BUSINESS CORPORATIONS ACT (Alberta) on November 23, 1993. On January 1, 2003, VRL amalgamated with its wholly-owned subsidiary, 973675 Alberta Ltd. and on January 15, 2003, VRL amalgamated with its wholly-owned subsidiaries, Big Sky Resources Inc., Vermilion Gas Marketing Inc. and 962134 Alberta Ltd. On January 22, 2003, VRL was amalgamated with Vermilion Acquisition Ltd. pursuant to the Arrangement.

         VRL is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in Canada and France. VRL is also involved in Trinidad through its 72.2% ownership of Aventura Energy Inc. ("Aventura"). Aventura does not currently contribute any cash flow or production to the generation of the cash distributions of the Trust. For more information regarding the business of VRL, reference should be made to the AIF.

         The Trust is the sole common shareholder of VRL. Certain former shareholders of VRL own Exchangeable Shares in accordance with the elections made by such holders under the Arrangement. VRL continues to carry on an oil and natural gas business similar to that carried on by VRL prior to the Arrangement becoming effective. VRL owns, directly or indirectly, all of the assets that were owned by VRL prior to the Arrangement becoming effective, other than certain exploration assets that were transferred to Clear Energy Inc. in accordance with the Arrangement and certain other assets that were transferred to Aventura following the Arrangement becoming effective.

         The head office of VRL is located at Suite 2800, 400 - 4th Avenue S.W., Calgary, Alberta T2P 0J4 and its registered office is located at Suite 3700, 400
- 3rd Avenue S.W., Calgary, Alberta T2P 4H2.


                               RECENT DEVELOPMENTS

AVENTURA ENERGY INC.

         On September 15, 2003, the Trust and Aventura announced that they were in discussions with a potential acquirer of Aventura. The completion of the proposed transaction is dependent upon the parties reaching agreement on all terms as well as satisfying a number of conditions precedent, including obtaining government and other approvals in Trinidad.

         There is no assurance that the transaction will proceed. In the event that a definitive agreement is concluded or the discussions are terminated, the Trust will make a further announcement.

POTENTIAL ACQUISITIONS

         The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material. As of the date hereof, the Trust has not reached agreement on the price or terms of any potential material acquisitions. The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions for the Trust.


                                 USE OF PROCEEDS

         The net proceeds from the offering of the Trust Units, after deducting the fees of $3,877,500 to be paid by the Trust to the Underwriters and expenses related to the offering estimated to be approximately $300,000, will be approximately $73,372,500. In the event the Underwriters' Option is exercised in full, the net proceeds from the offering of the Trust Units, after deducting the fees of $4,265,250 to be paid by the Trust to the Underwriters and expenses related to the offering estimated to be approximately $300,000, will be approximately $80,739,750. The net proceeds of this offering will be used to fund the Trust's capital expenditure and acquisition program and for general purposes. In the interim, the net proceeds will be used to repay a portion of VRL's bank indebtedness. See "Relationship Between the Trust's Bankers and Certain Underwriters".


                           CONSOLIDATED CAPITALIZATION

         The following table sets forth the consolidated capitalization of the Trust as at December 31, 2002 and as at September 30, 2003, both before and after giving effect to the offering:

                                                    AS AT SEPTEMBER 30, 2003        AS AT SEPTEMBER 30, 2003
                                                   BEFORE GIVING EFFECT TO THE     AFTER GIVING EFFECT TO THE
 DESCRIPTION AND AMOUNT  AS AT DECEMBER 31, 2002            OFFERING                        OFFERING
       AUTHORIZED               (AUDITED)                  (UNAUDITED)                     (UNAUDITED)
-----------------------  ----------------------- ------------------------------  -------------------------------
Long-Term Debt(1)            $193,025,000                 $194,849,000                   $121,476,500(5)
Exchangeable Shares(2)            --                       $12,261,000                     $12,261,000
                                                 (5,271,636 Exchangeable Shares) (5,271,636 Exchangeable Shares)
Common Shares(3)             $140,557,000                      --                              --
(unlimited)               (55,866,918 Common
                                Shares)
Trust Units(4)                    --                      $124,784,000                   $198,156,500(5)
(unlimited)                                         (52,474,142 Trust Units)        (57,974,142 Trust Units)

NOTES:
(1) As at September 30, 2003, the Trust had a credit facility consisting of a revolving term loan of $220 million and an operating facility of $20 million. The revolving period under the revolving term loan is currently expected to expire on June 30, 2004. That revolving period may be extended, at the option of the lenders, for a further 364 days. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 12 months after the end of the revolving period. The cost of funds borrowed under the credit facility is calculated by reference to a Canadian chartered bank's prime rate or United States base rate or a specified adjusted interbank deposit rate, stamping fee or discount rate, depending on the form of borrowing. Security for amounts outstanding is provided by, among other things, floating charge oil and gas debentures over all of the present and after acquired assets of Vermilion.
(2) The Exchangeable Shares are exchangeable for Trust Units on the basis of an exchange rate that reflects the cash distributions paid on the Trust Units. As of November 14, 2003, the exchange rate was 1.11834. If all Exchangeable Shares were exercised on November 14, 2003, there would be 5,892,831 additional Trust Units outstanding.
(3) In accordance with the Arrangement, effective January 22, 2003, former holders of common shares of VRL who either elected, or were deemed to have elected to receive Trust Units, received one Trust Unit in exchange for each common share of VRL.
(4) As at September 30, 2003, the Trust had issued rights to purchase 4,477,600 Trust Units pursuant to the Trust's trust unit rights incentive plan.
(5) Based on the issuance of 5,500,000 Trust Units for total proceeds of $77,550,000 less the Underwriters' fee of $3,877,500 and expenses of the offering estimated to be $300,000. In the event the Underwriters' Option is exercised in full, Long-Term Debt would be $114,109,250 and Trust Units would be $205,523,750 (58,524,142 Trust Units outstanding).


                             DETAILS OF THE OFFERING

         The offering consists of 5,500,000 Trust Units at a price of $14.10 per Trust Unit. An additional 550,000 Trust Units may be issued if the Underwriters' Option is exercised in full.

         An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder thereof to one vote at any meeting of Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, subject to compliance with applicable Canadian securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder.

         For additional information respecting the Trust Units, including information respecting Unitholders' limited liability, restrictions on non-resident Unitholders, the redemption right attached to the Trust Units, meetings of Unitholders and amendments to the Trust Indenture, see "Additional Information Respecting Vermilion Energy Trust" at pages 25 through 34, inclusive of the AIF, incorporated by reference herein.

         The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either VRL or the Trust. As holders of Trust Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The market price of the Trust Units will be sensitive to, among other things, the anticipated distributable income from the Trust and the ability of VRL to effect long term growth in the value of the Trust, as well as a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units. See "Risk Factors" in this short form prospectus and in the AIF incorporated by reference herein.


                              PLAN OF DISTRIBUTION

         Pursuant to an underwriting agreement dated as of November 19, 2003 (the "Underwriting Agreement") among the Trust, VRL and the Underwriters, the Trust has agreed to issue and sell an aggregate of 5,500,000 Trust Units to the Underwriters, and the Underwriters have severally agreed to purchase such Trust Units on December 10, 2003 or on such other date as may be agreed among the parties to the Underwriting Agreement (but in no event later than December 31, 2003). Delivery of the Trust Units is conditional upon payment on closing of $14.10 per Trust Unit by the Underwriters to the Trust. The Underwriting Agreement provides that the Trust will pay the Underwriters a fee of $0.705 per Trust Unit issued and sold by the Trust for an aggregate fee payable by the Trust of $3,877,500, in consideration for the Underwriters' services in connection with the offering.

         The Trust has granted to the Underwriters an option (the "Underwriters' Option") to purchase up to an additional 550,000 Trust Units on the same terms as this offering exercisable, in whole or in part, at any time until 48 hours prior to closing, which additional Trust Units are qualified for distribution under this prospectus. If the Underwriters' Option is exercised in full, the total offering of Trust Units, the Underwriters' fee and the net proceeds to the Trust (before deducting the expenses of the offering) will be $85,305,000, $4,265,250 and $81,039,750, respectively.

         The terms of the offering of the Trust Units were determined by negotiation between VRL, on behalf of the Trust, and the Underwriters. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. If an Underwriter fails to purchase the Trust Units which it has agreed to purchase, any one or more of the other Underwriters may, but is not obligated to, purchase such Trust Units and the remaining Underwriter or Underwriters have the right to terminate their obligations under the Underwriting Agreement. The Underwriters are, however, obligated to take up and pay for all of the Trust Units if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and VRL will indemnify the Underwriters and their directors, officers, agents, employees and shareholders against certain liabilities and expenses.

         Pursuant to applicable securities legislation, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Trust Units. The foregoing restriction is subject to exceptions, provided the bid or purchase is not engaged in for the purpose of creating actual or apparent trading in, or raising the price of, the Trust Units. These exceptions include a bid or purchase permitted under the bylaws and rules of the TSX relating to market stabilization and passive market-making activities. In connection with the offering, and subject to the foregoing, the Underwriters may over-allot and effect transactions which stabilize or maintain the market price of the Trust Units at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

         Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without prior notice. Certificates for the Trust Units will be available for delivery at the closing of the offering, which is expected to occur on or about December 10, 2003.

         The TSX has conditionally approved the listing of the Trust Units distributed under this short form prospectus subject to the Trust fulfilling all of the listing requirements of the TSX on or before February 23, 2004.

         The Trust has agreed with the Underwriters that it will not, during the period ending 90 days after the closing of the offering, sell or offer to sell any Trust Units or any securities convertible into or exchangeable for Trust Units, without the prior consent of CIBC World Markets Inc. on behalf of the Underwriters pursuant to the Underwriting Agreement, such consent not to be unreasonably withheld, other than the issuance of Trust Units pursuant to the trust unit rights incentive plan of the Trust, the issuance of Trust Units pursuant to the distribution reinvestment and optional Trust Unit purchase plan of the Trust, the employee bonus plan of the Trust and the issuance of Trust Units on exchange of the Exchangeable Shares of VRL.

         The Trust Units have not been and will not be registered under the 1933 Act or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer and resell the Trust Units to certain qualified institutional buyers in the United States, provided that such offers and sales are made in accordance with Rule 144A under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Trust Units outside the United States only in accordance with Regulation S under the 1933 Act.

         In addition, until 40 days after the commencement of the offering, any offer or sale of Trust Units offered hereby within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

                                  RISK FACTORS

         An investment in the Trust Units is subject to certain risks. Investors in Trust Units should carefully consider the risks described under "Risk Factors" in the AIF and the additional risk factors set forth below.

REVISED RESERVE DISCLOSURE

         At the time the Trust files its audited consolidated financial statements and accompanying oil and gas reserves information for the year ending December 31, 2003, it will be subject to National Instrument 51-101 ("NI 51-101"). Among other things, NI 51-101 prescribes standards for the preparation and disclosure of oil and gas reserves and related estimates, requires the annual public filing of certain of those estimates and other information pertaining to oil and gas activities, and specifies certain responsibilities of directors of public entities. In particular, the definitions of proven reserves and probable reserves have been modified by NI 51-101 and contain specific quantifications of levels of certainty associated with the recoverability of reserves. As a result, estimated probable reserves will reflect the lesser certainty associated with the recovery of those reserves. Additionally, reserve evaluators have been made accountable to standards contained in NI 51-101. As a result of the implementation of NI 51-101 and its impact on reserves evaluation and reporting, the reported quantities and estimated future net cash flow of the existing reserves of Vermilion may be reduced.

ACCOUNTING WRITE-DOWNS AS A RESULT OF GAAP

         Canadian Generally Accepted Accounting Principles ("GAAP") require that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in the consolidated financial statements of the Trust. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the capital markets and result in an inability to borrow funds and/or may result in a decline in the Trust Unit price.

         Emerging GAAP surrounding hedge accounting may result in non-cash charges against net income as a result of changes in the fair market value of hedging instruments. A decrease in the fair market value of the hedging instruments as the result of fluctuations in commodity prices and foreign exchange rates may result in a write-down of net assets and a non-cash charge against net income. Such write-downs and non-cash charges may be temporary in nature if the fair market value subsequently increases.

VARIATIONS IN INTEREST RATES AND FOREIGN EXCHANGE RATES

         Variations in interest rates could result in a significant change in the amount the Trust pays to service debt, potentially impacting distributions to Unitholders.

         In addition, the exchange rate for the Canadian dollar versus the U.S. dollar has increased significantly over the last 12 months, resulting in the receipt by the Trust of fewer Canadian dollars for its production which may affect future distributions. VRL has initiated certain hedges to mitigate these risks. The increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates may impact future distributions and the future value of the Trust's reserves as determined by independent evaluators.

MUTUAL FUND TRUST STATUS

         It is intended that the Trust continue to qualify as a mutual fund trust for the purposes of the INCOME TAX ACT (Canada) (the "Tax Act"). The Trust may not, however, always be able to satisfy any future requirement for the maintenance of mutual fund trust status. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and Unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

         o By virtue of its status as a mutual fund trust, the Trust has been accepted for registration as a "registered investment" for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), and deferred profit sharing plans (collectively, "Exempt Plans"). As such, Trust Units are qualified investments for Exempt Plans as well as registered education savings plans ("RESPs") and if the Trust's status as a "registered investment" is revoked in any year by virtue of ceasing to be a "mutual fund trust" the Trust Units would remain as qualified investments for Exempt Plans and RESPs until the end of the year following such year.

         o Where at the end of any month an Exempt Plan or a RESP holds Trust Units that are not qualified investments, the Exempt Plan or RESP must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1 percent of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan or RESP. An RRSP or RRIF holding Trust Units that are not qualified investments would become taxable on income attributable to the Trust Units while they are not qualified investments (including the entire amount of any capital gain arising on a disposition of the non-qualified investment). RESPs which hold Trust Units that are not qualified investments may have their registration revoked by the Canada Customs and Revenue Agency.

         o Trust Units would become foreign property for registered pension plans upon the Trust ceasing to be a mutual fund trust. If the Trust's "registered investment" status is revoked by virtue of it ceasing to be a mutual fund trust, then the Trust Units would also become foreign property for Exempt Plans.

         o The Trust would be taxed on certain types of income distributed to Unitholders, including income generated by the royalty held by the Trust. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

         o The Trust would cease to be eligible for the capital gains refund mechanism available under the Tax Act.

         o Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

         In addition, the Trust may take certain measures in the future to the extent the Trust believes such measures are necessary to ensure the Trust maintains its status as a mutual fund trust. These measures could be adverse to certain holders of Trust Units.

NON-RESIDENT OWNERSHIP OF TRUST UNITS

         In order for the Trust to maintain its status as a mutual fund trust under the Tax Act, the Trust must not be established or maintained primarily for the benefit of non-residents of Canada ("non-residents") within the meaning of the Tax Act. The Trust Indenture provides that if at any time the Trust or VRL becomes aware that the beneficial owners of 50% or more of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Trust, by or through VRL on the Trust's behalf, shall take such action as may be necessary to carry out the foregoing intention. See "Additional Information Respecting Vermilion Energy Trust - Non-Resident Unitholders" in the AIF incorporated by reference herein.


        RELATIONSHIP BETWEEN THE TRUST'S BANKERS AND CERTAIN UNDERWRITERS

         Each of CIBC World Markets Inc., BMO Nesbitt Burns Inc. and TD Securities Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank (collectively, the "Banks") which is a lender to Vermilion. Accordingly, the Trust may be considered to be a connected issuer to each of these Underwriters under Canadian securities laws.

         As at October 31, 2003, VRL was indebted to the Banks in the amount of approximately $196.9 million under certain credit facilities between VRL and the Banks. The net proceeds of the offering will be used to fund the Trust's capital expenditure and acquisition program and for general purposes. In the interim, the net proceeds of the offering will be used to repay a portion of the outstanding indebtedness of VRL to the Banks. VRL is in compliance with all terms of the agreements governing such credit facilities. The credit facilities are secured by a security interest and a floating charge debenture over VRL's interests in petroleum and natural gas properties. Neither the financial position of VRL nor the value of the security under the credit facilities has changed substantially since the indebtedness under the credit facilities was incurred.

         The decision to distribute the Trust Units offered hereby and the determination of the terms of the distribution were made through negotiations between VRL, on behalf of the Trust, and the Underwriters. The Banks did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of this issuance, each of the Underwriters will receive its share of the Underwriters' fee. See "Use of Proceeds".

                          DISTRIBUTIONS TO UNITHOLDERS

         The following table sets forth the per Trust Unit amount of monthly cash distributions paid by the Trust since its inception.

2003
----
March...............................................           $0.17
April...............................................           $0.17
May.................................................           $0.17
June................................................           $0.17
July................................................           $0.17
August..............................................           $0.17
September...........................................           $0.17
October.............................................           $0.17
November............................................           $0.17
                                                             -------
TOTAL TO DATE.......................................           $1.53
                                                             =======

         THE TRUST HAS DECLARED A DISTRIBUTION OF $0.17 PER TRUST UNIT TO BE PAID ON DECEMBER 15, 2003 TO UNITHOLDERS OF RECORD ON NOVEMBER 28, 2003. PURCHASERS OF TRUST UNITS PURSUANT TO THIS OFFERING WILL NOT BE ELIGIBLE TO RECEIVE THE DISTRIBUTION PAYABLE ON DECEMBER 15, 2003. However, it is anticipated that the offering will close on or prior to December 31, 2003, which is the record date for the distribution by the Trust to Unitholders payable on January 15, 2004. Accordingly, provided the offering closes on or prior to December 31, 2003, subscribers who complete their purchase of Trust Units from the Underwriters and continue to own such Trust Units on December 31, 2003 will be eligible to receive the distribution of the Trust payable on January 15, 2004.


         The historical distribution payments described above may not be reflective of future distribution payments, which will be subject to review by the board of directors of VRL taking into account the prevailing financial circumstances of VRL at the relevant time.


                   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

         In the opinion of Macleod Dixon LLP counsel to the Trust, and in the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Underwriters, the following summary describes the principal Canadian federal income tax considerations pursuant to the Tax Act and the regulations thereunder (the "Regulations") generally applicable to a holder who acquires Trust Units pursuant to this offering and who, for purposes of the Tax Act and all relevant times, holds the Trust Units as capital property, is resident of Canada and deals at arm's length with the Trust. Generally, the Trust Units will be considered to be capital property to a holder provided the holder does not hold the Trust Units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to (a) a subscriber that is a "financial institution", as defined in the Tax Act for the purposes of the mark-to-market rules, (b) a subscriber an interest in which would be a "tax shelter investment" as defined in the Tax Act, or (c) a subscriber that is a "specified financial institution" as defined in the Tax Act. Any such subscriber should consult its own tax advisor with respect to an investment in the Trust Units.

         This summary is based upon the provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof (the "Proposed Amendments") and counsels' understanding of the current published administrative practices of the Canada Customs and Revenue Agency. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

         THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OR PROSPECTIVE HOLDER OF TRUST UNITS, AND NO REPRESENTATIONS WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO ANY HOLDER OR PROSPECTIVE HOLDER ARE MADE. CONSEQUENTLY, HOLDERS AND PROSPECTIVE HOLDERS OF TRUST UNITS SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF ACQUIRING TRUST UNITS PURSUANT TO THIS OFFERING, HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

STATUS OF THE TRUST

         The Trust qualifies as a "unit trust" as defined in the Tax Act, and based on representations of VRL, the Trust also qualifies as a "mutual fund trust" as defined in the Tax Act and this summary assumes that the Trust will also qualify on the closing of this offering, and will continue to qualify thereafter, as a "mutual fund trust" as defined in the Tax Act. In order to qualify as a mutual fund trust:

         (a) the sole undertaking of the Trust must be the investing of its funds in property (other than real property or interests in real property), the acquiring, holding, maintaining, improving, leasing or managing of any real property (or an interest in real property) that is capital property of the Trust, or any combination of these activities;

         (b) the Trust must comply on a continuous basis with certain requirements relating to the qualification of the Trust Units for distribution to the public, the number of Unitholders and the dispersal of ownership of Trust Units; and

         (c) the Trust cannot reasonably be considered to have been established or maintained primarily for the benefit of non-residents of Canada under the Tax Act.

         The Trust has certain restrictions on its activities and its powers and certain restrictions against non-resident Unitholders, such that it is reasonable to expect that these requirements will continue to be satisfied. If the Trust were not to qualify as a mutual fund trust at any particular time, the income tax considerations would be materially different in certain respects from those described herein.

         If the Trust were to cease to qualify as a mutual fund trust, the Trust could be required to pay tax under Part XII.2 of the Tax Act. The payment of
Part XII.2 tax by the Trust may have adverse tax consequences for certain Unitholders.

TAXATION OF THE TRUST

         The Trust is subject to tax in each taxation year on its income or loss for the year, computed as though it were a separate individual resident in Canada. The taxation year of the Trust ends on December 31 of each year.

         Subject to the detailed rules in the Tax Act, the Trust is required to include in its income for each taxation year (i) all interest in respect of the Notes, (ii) all dividends received on the shares of VRL unless appropriate designations are made by the Trust that will deem such dividends to have been received by Unitholders and not to have been received by the Trust; and (iii) amounts in respect of the Royalty Agreement, including any amounts subject to set-off in respect of any Crown charges reimbursed by it to the Partnership.

         In computing its income, the Trust is generally entitled to deduct reasonable administrative and other expenses incurred to earn income. The Trust is entitled to deduct a portion of any costs incurred by it in connection with the issuance of Trust Units. The amount of such expenses deductible by the Trust in a taxation year is 20% of such issue expenses, pro-rated where the Trust's taxation year is less than 365 days, to the extent such expenses were not deductible in a previous taxation year.

         The Trust may deduct, in computing its income for a year, an amount not exceeding 10% of any positive balance of its cumulative Canadian oil and gas property expense ("COGPE") account at the end of that year. For this purpose, the cost to the Trust of an oil and gas royalty that is a "Canadian resource property" would be added to the Trust's cumulative COGPE account. Any amount that the Trust is required, pursuant to the Royalty Agreement, to pay in a year in respect of additional "Canadian resource properties" acquired by the Partnership will be added to the cumulative COGPE account of the Trust. An amount that becomes receivable by the Trust in a year as a result of a sale of a property by the Partnership and the release of the royalty relating to that property, will be required to be deducted in computing the Trust's cumulative COGPE account. If the balance of the Trust's cumulative COGPE at the end of a particular taxation year (after additions and deductions for that year) would otherwise be a negative amount, the negative amount will be included in the Trust's income for the year.

         In accordance with the Regulations, the Trust may deduct in computing its income for a year a resource allowance calculated by reference to its "adjusted resource profits". The Department of Finance has released proposals under which Crown royalties would become deductible and the deduction for resource allowance would be eliminated. These changes are proposed to be phased in over a 5-year period, starting in 2003.

         The Trust may also deduct amounts which become payable by it to Unitholders in the year, to the extent that the Trust has net income for the year after the inclusions and deductions outlined above. An amount is considered to have become payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. Provided that all income of the Trust for a taxation year (excluding capital gains which may be realized by the Trust upon a distribution in specie of the property of the Trust in connection with a redemption of Trust Units) net of the Trust's expenses is paid or made payable to Unitholders in the year, as a result of the deduction from income for such distribution and the Trust's entitlement to Capital Gains Refund (see below), it is generally anticipated that the Trust will not have any material taxable income for purposes of the Tax Act. However, no assurances are given in this regard.

         The excess, if any, of reimbursed Crown charges over the resource allowance deductible by the Trust in the year is deemed to be an amount that has become payable to the Unitholders, to the extent designated by the Trust. In order to utilize losses from prior taxation years, the Trust may claim as a deduction an amount that is less than the amount of its income that is paid or payable to Unitholders in the year if it designates such amount not to have been paid or become payable to the Unitholders. Under the Trust Indenture, net income of the Trust for each year will be paid or made payable generally by way of cash distributions to the Unitholders. The Trust Indenture also contemplates other situations in which the Trust may not have sufficient cash to distribute all of its net income by way of such cash distributions. In such circumstances, such net income will be payable to Unitholders in the form of additional Trust Units ("Reinvested Trust Units").

         The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Trust Units during the year (the "Capital Gains Refund"). In certain circumstances, the Capital Gains Refund for a particular taxation year may not completely offset the Trust's tax liability on net realized capital gains for such taxation year.

TAXATION OF UNITHOLDERS

         The income of a Unitholder from the Trust Units will generally be considered to be income from property, and not resource income, for purposes of the Tax Act. Any loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Unitholder.

         A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net taxable capital gains, that is paid or becomes payable to the Unitholder in that particular taxation year, whether such amount is payable in cash, additional Trust Units, or otherwise. No amount is required to be included in income in respect of the receipt of bonus units under the distribution reinvestment plan ("DRIP").

         Provided that appropriate designations are made by the Trust, such portion of its net taxable capital gains and taxable dividends from VRL as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and will be treated as such in the hands of the Unitholder for purposes of the Tax Act.

         The non-taxable portion of net capital gains of the Trust that is paid or becomes payable to the Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or becomes payable by the Trust to the Unitholder in a year will generally not be included in the Unitholder's income for the year. However, a Unitholder is required to reduce the adjusted cost base of the Trust Units held by such Unitholder by each amount payable to the Unitholder otherwise than as proceeds of disposition of Trust Units (except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder). To the extent that the adjusted cost base of a Trust Unit is less than zero, the negative amount will be deemed to be a capital gain of the Unitholder from a disposition of the Trust Unit at the time that the negative amount arises.

         The cost to a Unitholder of Trust Units acquired pursuant to this offering will equal the purchase price of the Trust Units plus the amount of any other reasonable costs incurred in connection therewith. This cost will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder at that time as capital property to determine the adjusted cost base to the Unitholder of each Trust Unit. Reinvested Trust Units issued to a Unitholder as a non-cash distribution of income will have an acquisition cost equal to the amount of such income and which costs will be subject to cost averaging with the cost of all other Trust Units held as capital property. Similarly, the cost of Units acquired on the reinvestments of distributions under the DRIP will be the amount of such reinvestment. Trust Units received as bonus units under the DRIP will initially have a nil adjusted cost base which will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder as capital property to determine the adjusted cost base of all Trust Units held by the Unitholder.

         Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition.

         A redemption of Trust Units in consideration for cash or notes issued by the Trust ("Redemption Notes") or Notes distributed to the Unitholder on the redemption will be a disposition of such Trust Units for proceeds of disposition equal to the cash, the fair market value of the Redemption Notes or the adjusted cost base to the Trust of the Notes so distributed, as applicable. Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, the Unitholder's capital loss from the disposition will be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder to the extent and under the circumstances prescribed by the Tax Act. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership or a beneficiary of a Trust that disposes of Trust Units.

         The cost of any Note distributed to a Unitholder by the Trust upon a redemption of Trust Units will be equal to the fair market value of the Note at the time of the distribution less any accrued interest thereon. Such a Unitholder will be required to include in income interest on the Note (including interest that had accrued to the date of the acquisition of the Note by the Unitholder) in accordance with the provisions of the Tax Act. To the extent that the Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Note, an offsetting deduction will be available.

         Generally, one-half of any capital gain (a "taxable capital gain") realized by a Unitholder in a taxation year must be included in the income of the Unitholder for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Unitholder in a taxation year must be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

         A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including certain income that was received or became receivable from the Trust in the relevant taxation year and taxable capital gains arising from a disposition of Trust Units.


                           ELIGIBILITY FOR INVESTMENT

         In the opinion of Macleod Dixon LLP, counsel to the Trust, and Burnet, Duckworth & Palmer LLP, counsel to the Underwriters, based on representations of VRL and subject to the satisfaction of the requirements discussed under "Canadian Federal Income Tax Considerations" by the Trust, the Trust Units will, on the date of closing, be qualified investments under the Tax Act for Exempt Plans and will not constitute foreign property for those plans.


                                  LEGAL MATTERS

         Certain legal matters relating to this offering will be passed upon by Macleod Dixon LLP on behalf of the Trust and Burnet, Duckworth & Palmer LLP on behalf of the Underwriters.


                              INTERESTS OF EXPERTS

         As at the date hereof, the partners and associates of each of Macleod Dixon LLP and Burnet, Duckworth & Palmer LLP as a group owned beneficially, directly or indirectly, less than 1% of the outstanding Trust Units.

         As at the date hereof, the partners and associates of Deloitte & Touche LLP, the auditors of the Trust, as a group did not beneficially own any of the outstanding Trust Units.

         As at the date hereof, principals of Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants to the Trust, personally disclosed in certificates of qualification that they neither had nor expected to receive any of the outstanding Trust Units.


                     AUDITORS, TRANSFER AGENT AND REGISTRAR

         The auditors of the Trust are Deloitte & Touche LLP, Chartered Accountants, 3000 Scotia Centre, 700 - 2nd Street S.W., Calgary, Alberta T2P 0S7.

         The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.


                                     CONSENT

CONSENT OF DELOITTE & TOUCHE LLP

         We have read the short form prospectus of Vermilion Energy Trust (the "Trust") dated November 28, 2003 relating to the qualification for distribution of 5,500,000 trust units of the Trust (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

         We consent to the incorporation by reference in the above mentioned Prospectus of our report to shareholders of Vermilion Resources Ltd. (the "Company") on the audited consolidated balance sheets of the Company as at December 31, 2002 and 2001 and the consolidated statements of earnings and retained earnings and cash flows for the years ended December 31, 2002 and 2001. Our report is dated March 7, 2003.

Calgary, Alberta                                  (Signed) Deloitte & Touche LLP
November 28, 2003                                  Chartered Accountants

                          PURCHASERS' STATUTORY RIGHTS

         Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. The right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

                                   SCHEDULE A
                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS



                               COMPILATION REPORT



To the Board of Directors of Vermilion Resources Ltd.


We have read the accompanying unaudited pro forma consolidated statement of earnings of Vermilion Energy Trust (the "Trust") for the nine months ended September 30, 2003, and have performed the following procedures.

         1. Compared the figures in the columns captioned "Vermilion Energy Trust" to the unaudited interim consolidated statement of earnings of the Trust for the nine months ended September 30, 2003, and found them to be in agreement.

         2. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

              (a)  the basis for determination of the pro forma adjustments; and

              (b) whether the pro forma consolidated statement of earnings complies as to form in all material respects with the various securities commissions and similar regulatory authorities in Canada.

              The officials:

              (a) described to us the basis for determination of the pro forma adjustments, and

              (b) stated that the pro forma consolidated statement of earnings complies as to form in all material respects with the various securities commissions and similar regulator authorities in Canada.

         3. Read the notes to the pro forma consolidated statement of earnings, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

         4. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Vermilion Energy Trust", "Clear Energy Inc. Adjustments" and "Pro Forma Adjustments" for the nine months ended September 30, 2003, and found the amounts in the column captioned "Pro Forma Vermilion Energy Trust" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated statement of earnings, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.


Calgary, Alberta                                  (Signed) Deloitte & Touche LLP
November 28, 2003                                 Chartered Accountants

VERMILION ENERGY TRUST
Pro Forma Consolidated Statement of Earnings For the Nine Months ended September
30, 2003 (000's, except unit and per unit amounts, unaudited)
----------------------------------------------------------------------------------------------------------------


                                                                                                     PRO FORMA
                                                            CLEAR                                    VERMILION
                                            VERMILION    ENERGY INC.           PRO FORMA              ENERGY
                                             ENERGY      ADJUSTMENTS          ADJUSTMENTS              TRUST
                                              TRUST       (NOTE 2)                                   (NOTE 3)
                                           ------------ -------------- ----- -------------- ----- --------------
Revenue:
   Petroleum and natural gas revenue         $242,106      $(1,424)    2(a)                         $240,682
   Royalties (net)                             59,381         (464)    2(a)                           58,917
------------------------------------------ ------------                                           --------------
                                              182,725                                                181,765
------------------------------------------ ------------                                           --------------
Expenses:
   Production                                  39,313          (84)    2(a)                           39,229
   Interest                                     6,848           --                                     6,848
   General and administration                   8,650           --                                     8,650
   Reorganization costs                        25,628           --                                    25,628
   Foreign exchange loss                        2,269           --                                     2,269
   Depletion and depreciation                  72,285                              (347)    2(b)      71,938
------------------------------------------ ------------                                           --------------
                                              154,993                                                154,562
------------------------------------------ ------------                                           --------------
Earnings before income taxes and
   other item                                  27,732                                                 27,203

Income taxes:
   Future                                     (21,990)                             (212)    2(d)     (22,202)
   Current                                      3,960           --                                     3,960
   Capital                                        557           --                                       557
------------------------------------------ ------------                                           --------------
                                              (17,473)                                               (17,685)
Other item:
   Non-controlling interest                        (1)          --                   (2)    3(a)          (3)
------------------------------------------ ------------                                           --------------

------------------------------------------ ------------                                           --------------
Net earnings for the period                  $ 45,206                                               $ 44,891
========================================== ============                                           ==============


   Weighted average number of Total
     Trust Units  2(c)                                                                            57,989,679
------------------------------------------ ------------                                           --------------

   Net earnings per Trust Unit  2(c)                                                                   $0.77
================================================================================================================

NOTES TO THE PRO FORMA CONSOLIDATED  STATEMENT OF EARNINGS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

(UNAUDITED)


1.       BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated statement of earnings for the nine months ended September 30, 2003 has been prepared for inclusion in the short form prospectus of Vermilion Energy Trust ("the Trust") dated November 28, 2003. The pro forma consolidated statement of earnings for the period ended September 30, 2003 gives effect to the following transactions as if they occurred on January 1, 2003:

         a) the disposition on January 22, 2003 of certain oil and gas properties to Clear Energy Inc. (`Clear"), a public corporation concentrating on the exploration and development of oil and natural gas reserves; and

         b) the increase of the Trust's holding in Aventura Energy Inc. ("Aventura") to approximately 72% from approximately 47% on January 22, 2003.

The pro forma consolidated statement of earnings has been prepared by management in accordance with Canadian generally accepted accounting principles. The pro forma consolidated statement of earnings gives effect to the assumed transactions and assumptions described in Note 2 and Note 3 as if they had occurred at the beginning of the period. The pro forma consolidated statement of earnings may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in the preparation of the pro forma consolidated statement of earnings are consistent with those used in the audited consolidated financial statements of Vermilion Resources Ltd. ("Vermilion") for the year ended December 31, 2002 ("Vermilion Historical Financial Statements"). The pro forma consolidated statement of earnings has been prepared from information derived from and should be read in conjunction with the Vermilion Historical Financial Statements. In the opinion of management, the pro forma consolidated statement of earnings includes all necessary adjustments for a fair presentation of the effects of the assumptions and adjustments included in Note 2 and Note 3.

2.       PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The pro forma consolidated statement of earnings gives effect to the following assumptions and adjustments:

         a. Under the Plan of Arrangement effective on January 22, 2003 (the "Arrangement"), a portion of the Vermilion existing lands and exploration assets were transferred directly to Clear. The properties held within the consolidated entity of Vermilion were transferred such that Clear will hold a 50% working interest in certain natural gas properties in the Peace River Arch area of Alberta, a 100% working interest in certain other exploration properties as well as various undeveloped landholdings. The petroleum and natural gas revenue, royalties and production expenses related to these properties for the period from January 1, 2003 to January 22, 2003 have been removed from the pro forma consolidated statement of earnings.

         b. The adjustment of depletion and depreciation for the period from January 1, 2003 to January 22, 2003 to account for the disposition of assets to Clear as if it had occurred on January 1, 2003 has been computed using the appropriate unit-of production rate. The costs of significant unevaluated properties are excluded from the depletion and depreciation base.

         c. The authorized capital of the Trust consists of an unlimited number of Trust Units. Net earnings per unit has been based on the following weighted average number of units of the Trust:

                                                                  FOR THE NINE MONTHS
                                                               ENDED SEPTEMBER 30, 2003
                                                               ------------------------
                  Weighted Average Number of Trust Units                57,989,679

         Unitholders' equity, and the number of Trust Units above, includes both Trust Units and Exchangeable Shares issued under the Arrangement.

         d. Future income tax has been adjusted to reflect the other adjustments to earnings using the historical effective tax rate of Vermilion.


3.       PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

As part of the reorganization of Vermilion, separate from the Arrangement, Vermilion's remaining 35% working interest in the Central Block in Trinidad was sold to Aventura for shares of Aventura.

The pro forma consolidated statement of earnings gives effect to the following assumptions and adjustments.

         a. Effective January 22, 2003, as a result of the sale to Aventura, Vermilion increased its equity holding in Aventura to approximately 72% from approximately 47% held before the sale. This reduces the non-controlling interest to approximately 28%. This represents an indirect acquisition of a further interest in Aventura from the minority shareholders. The adjustment reflects the change in the non-controlling interest share of the net loss of Aventura for the period from January 1, 2003 to January 22, 2003 as if the transaction had occurred at January 1, 2003 rather than January 22, 2003.

                            CERTIFICATE OF THE TRUST

Dated:   November 28, 2003

         This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of all of the provinces of Canada. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.



                             VERMILION ENERGY TRUST

                          By: VERMILION RESOURCES LTD.


       (Signed) Lorenzo Donadeo                   (Signed) Curtis W. Hicks
President and Chief Executive Officer         Vice President, Finance and Chief
                                                     Financial Officer


                       On behalf of the Board of Directors


         (Signed)Jeffrey S. Boyce                  (Signed) Joseph F. Killi
                Director                                    Director

                         CERTIFICATE OF THE UNDERWRITERS

Dated:   November 28, 2003

         To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws in all of the provinces of Canada. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.



                             CIBC WORLD MARKETS INC.


                           (Signed) T. Timothy Kitchen

BMO NESBITT BURNS INC.    RBC DOMINION SECURITIES INC.     TD SECURITIES INC.


(Signed) Shane C. Fildes  (Signed) Robi Contrada     (Signed) Gregory B. Saksida


                          NATIONAL BANK FINANCIAL INC.


                            (Signed) David M. Vetters

CANACCORD CAPITAL CORPORATION                     SCOTIA CAPITAL INC.


  (Signed) Karl B. Staddon                      (Signed) Craig M. Langpap


                            FIRSTENERGY CAPITAL CORP.


                            (Signed) Matthew D. Joss




                                      C-2